FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Jun 7, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jun 7, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A.

Interim financial information
Three-month period ended
March 31, 2005 (Unaudited)
(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Three-month period ended March 31, 2005

Contents

Independent accountants' review report

Balance sheets

Income statements

Notes to the interim financial information

Independent accountants' review report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the three-month period ended March 31, 2005, which comprises the balance sheets, the statements of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material changes which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

April 27, 2005 KPMG Auditores Independentes CRC 2SP014428/O-6 Adelino Dias Pinho Accountant CRC SP097869/O-6-S-SC

Sadia S.A. Balance sheets (Unaudited) March 31, 2005 and December 31, 2004 (In thousands of Reais)

	Parent company		Consolidated
Assets	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Current assets
Cash and cash equivalent	70,446	84,270	168,623	155.600
Short-term investments	271,220	430,851	1,550,064	1,968,278
Accounts receivable from future contracts	268,440	153,735	279,324	196,061
Trade accounts receivable	590,738	692,857	396,251	349,605
Inventories	1,291,560	1,133,190	1,333,997	1,172,736
Recoverable taxes	171,073	151,237	193,539	156,615
Deferred tax credits	19,159	36,180	20,681	38,823
Other credits	55,834	55,582	78,908	67,650
	2,738,470	2,737,902	4,021,387	4,105,368
Noncurrent assets
Long-term investments	364,578	282,247	364,578	282,247
Recoverable taxes	80,662	87,186	82,065	87,186
Deferred tax credits	72,782	67,042	77,378	67,042
Judicial deposits	77,621	77,098	77,785	77,204
Related parties	1,107	597	-	-
Other credits	29,963	29,119	31,117	29,850
	626,713	543,289	632,923	543,529
Permanent assets
Investments	920,934	768,134	82,559	19,260
Property, plant and equipment	1,084,611	1,004,794	1,111,610	1,008,138
Deferred charges	48,710	49,140	49,413	49,522
	2,054,255	1,822,068	1,243,582	1,076,920
Total assets	5,419,438	5,103,259	5,897,892	5,725,817
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) March 31, 2005 and December 31, 2004 (In thousands of Reais)

	Parent company		Consolidated
Liabilities and shareholders' equity	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Current liabilities
Loans and financing	1,059,820	1,165,044	1,532,657	1,615,544
Accounts payable from future contracts	273,303	178,874	276,913	201,616
Trade accounts payable	621,733	482,339	643,526	487,654
Advances from customers	327,309	138,991	-	-
Salaries, social charges and accrued vacation payable	90,806	87,205	95,690	88,140
Taxes payable	21,381	33,188		38,058
Dividends payable	607	82,797	26,453	82,797
Employees' profit sharing	8,296	50,280	607	51,048
Other accounts payable	122,805	88,928	8,455	111,476
	2,526,060	2,307,646	2,727,667	2,676,333
Noncurrent liabilities
Loans and financing	835,889	836,073	1,113,296	1,101,830
Employee benefit plan	82,576	82,576	82,576	82,576
Provision for contingencies	57,851	56,861	65,680	58,984
Deferred taxes	10,833	11,723	14,106	11,723
Other accounts payable	16,800	16,205	16787	16,363
	1,003,949	1,003,438	1,292,445	1,271,476
Minority interest in subsidiaries		-	(641)	160
Shareholders' equity
Capital	1,000,000	1,000,000	1,000,000	1,000,000
Profit reserves	767,441	767,441	767,441	767,441
Treasury stock	(198)	(198)	(198)	(198)
Retained earnings	122,186	24,932	111,178	10,605
	1,889,429	1,792,175	1,877,780	1,777,848
Total liabilities and shareholders' equity	5,419,438	5,103,259	5,897,892	5,725,817
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (Unaudited) March 31, 2005 and 2004 (In thousands of Reais, except for information on earnings per shares)

	Parent company		Consolidated
Gross operating revenue:	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Domestic market	962,582	838,173	995,223	840,311
Foreign market	788,051	677,395	907,356	798,381
	1,750,633	1,515,568	1,902,579	1,638,692
Sales deductions:
Value-added tax on sales and sales deductions	(209,642)	(179,568)	(260,721)	(217,860)
Net operating revenue	1,540,991	1,336,000	1,641,858	1,420,832
Cost of goods sold	(1,195,778)	(917,785)	(1,220,800)	(941,458)
Gross profit	345,213	418,215	421,058	479,374
Operating income (expenses):
Selling expenses	(248,780)	(187,924)	(287,100)	(226,068)
Management fees	(3,182)	(2,923)	(3,182)	(2,923)
Administrative and general expenses	(13,371)	(13,398)	(13,371)	(13,398)
Employees' profit sharing	(4,774)	(14,498)	(5,318)	(15,091)
Other operating income	(745)	7,397	(1,159)	-
Financial income (expenses), net	(35,102)	(45,892)	(8,153)	(51,689)
Equity in income of subsidiaries	64,197	10,228	4,072	5,106
Operating income	103.456	171,205	106,847	175,311
Nonoperating income (expense)	4,188	(752)	4,177	(753)
Income before income and social contribution taxes	107,644	170,453	111,024	174,558
Current income and social contribution taxes	-	(8,639)	(1,049)	(9,653)
Deferred income and social contribution taxes	(10,390)	(34,085)	(10,190)	(34,567)
Net income for the period	97,254	127,729	99,785	130,338
Minority interest	-	-	788	11
Controlling shareholder equity interest	97,254	127,729	100,573	129,353
Outstanding shares net of treasury stock (thousands)	682,696	682,696	682,696	682,696
Earnings per share - in Reais	0.14246	0.18709	0.14732	0.18947
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) Three-month period ended March 31, 2005 (In thousands of Reais)

1 Operations

The Company's main business activities are organized into three operational segments: the industrial processing and distribution of food products and the production of pork and poultry (chickens and turkeys) which are commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes approximately 700 products through 300 thousand sales points in the local market and exports to 100 countries distributed in Europe, Middle East, Eurasia, Asia, the Americas and third markets. The Company has 12 industrial units and 15 distribution centers located within 14 Brazilian states and the Federal District.

The industrially processed products segment has been the principal focus of the Company's investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADR's negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission - CVM.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

3 Summary of the principal accounting practices

a.	Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer.

b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

c.	Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least monthly.

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the US dollar, plus interest earned up to the date of the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

e.	Allowance for doubtful accounts

The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

f.	Inventories

Inventories are stated at the lower of average cost of acquisition or production, including expenditure incurred in acquiring the inventories and bringing them to their existing location and condition, on market value.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders' equity valued at the same date and in accordance with accounting practices adopted by the Company.

The financial information of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

- Balance sheet accounts at the exchange rate at the end of the year.
- Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

h.	Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as presented in Note 11. The forest resources depletion is calculated based on the extraction and the average cost of the forest. Interest accrued on financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

i.	Deferred charges

Deferred charges represents pre-operating costs incurred in the implementation of software, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

j.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

k.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

l.	Income and social contribution taxes

The income and social contribution taxes both, current and deferred, are calculated based on the effective income and social contribution tax on taxable income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

m.	Employees’ benefits

Employees' benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM's Deliberation 371/00.

n.	Reclassifications

To better reflect the transactions involving sales incentive and bonus for volumes management decided, on March 31, 2005, to classify such transactions as sales deductions instead of sales expenses. The amounts of R$ 21,634 and R$ 17,427 for the period ended March 31, 2005 and 2004, respectively, have been reclassified.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

o.	Supplementary Information

The statements of cash flows and added value are supplementary to the aforementioned financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

p.	Consolidated financial information

The transactions and balances between the Parent and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders' equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders' equity and the result for the year were consolidated in proportion to the percentage of ownership.

In accordance with the CVM 408/04 Instruction, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and B and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of March 31, 2005 and 2004, these investment funds were consolidated in the Company's financial information as they had loans collateralized by its own financial assets.

The consolidated financial information include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Shareholdings in % at
	March 31, 2005	December 31, 2004

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia UK Ltd.	100.00	100.00

Concórdia S.A. C.V.M.C.C.	99.99	99.99

Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00

Só Frango Produtos Alimentícios Ltda.	100.00	-

(*) Joint-Ventures

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Reconciliation of shareholders' equity and net income of the Company to the consolidated shareholders' equity and net income is as follows:

	Net income		Shareholders' equity
	03/31/05	03/31/04	03/31/05	12/31/04

Financial information - Company	97,254	127,729	1,889,429	1,792,175

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(11,008)	(6,138)	(25,335)	(24,123)

Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2004 and 2003	14,327	7,762	14,327	9,796

Financial information - Consolidated	100,573	129,353	1,878,421	1,777,848

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

4 Long and short-term investments

	Interest % (annual average)	Parent company		Consolidated
		03/31/05	12/31/04	03/31/04	12/31/03
Short-term investments

Local currency
Investment funds	17.37	190,531	224,728	438,487	575,304
Treasury bills - LFT	17.47	36,319	176,555	36,319	176,555
Others	7.65	91	89	91	89
		226,941	401,372	474,897	751,948
Foreign currency
Investment funds	6.56	-	-	866,375	836,055
Interest-bearing current accounts	1.80	-	-	164,394	350,796
Swap contracts		44,279	29,479	44,279	29,479
Interest rate swap contracts		-	-	119	-
		44,279	29,479	1,075,167	1,216,330

Total short-term		271,220	430,851	1,550,064	1,968,278

Long-term investments

Local currency
Austrian Bonds indexed in Reais	17.37	246,657	237,748	246,657	237,748
Treasury bills - LFT	17.47	85,655	-	85,655	-
National Treasury Notes - NTN	12.00	23,455	22,479	23,455	22,479
		355,767	260,227	355,767	260,227
Foreign currency
Swap contracts		8,811	22,020	8,811	22,020
		8,811	22,020	8,811	22,020

Total long-term		364,578	282,247	364,578	282,247

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Long-term investments as of March 31, 2005 mature as follows:

	Parent company	Consolidated
	March 31, 2005	March 31, 2005
Maturity
2006	255,468	255,468
2008	85,655	85,655
2010 onwards	23,455	23,455
	364,578	364,578

The investment fund portfolio in local currency is composed principally of post-fixed Bank Deposit Certificates and investment fund shares.

The investment fund portfolio in foreign currency is composed principally of structured notes and assets indexed in Reais with post-fixed remuneration, issued by highly rated American and European banks, which are linked to equally highly rated titles of Brazilian banks and companies.

5 Accounts receivable

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Foreign:
Subsidiaries	345,078	422,374	-	-
Customers	126,554	76,394	274,88	175,546
Total	471,632	498,768	274,88	175,546
Domestic customers	126,361	201,132	132,573	201,141
Discounted receivables	-	-	-	(17,830)
Allowance for doubtful accounts	(7,255)	(7,043)	(11,202)	(9,252)
	590,738	692,857	396,251	349,605

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

As a way of reducing its credit risk and financial indebtedness, the Company maintains a revolving line of credit up to the amount of US$100 million, through assignment of receivables from the Company's exports. The cost of the operation is an average interest rate of 0,7% p.a. + LIBOR. As a form of significantly reducing credit risk (client and country), credit insurance is contracted covering 90% of the payments to the banks in case of delinquency. In March 2005, the assigned amount of receivables amounted to approximately US$ 93 million.

The Company also assigned receivables to a Credit Rights Investment Fund (FIDC) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, which has a total paid-in shareholders' equity of R$195,000, and whose resources are allocated to the acquisition of Sadia S.A. domestic market receivables with a discounted cost equivalent to 95% of the CDI per senior quota. The receivables assigned to the fund have no recourse to the Company and the fund bears with the collection risk.

For other domestic accounts receivables, the Company has credit insurance, which guarantees a compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50 thousand.

6 Inventories

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04

Finished goods and products for sale	387,594	348,125	415,516	386,584
Livestock and poultry for slaughter and sale	466,483	460,045	466,483	460,045
Raw materials	251,586	188,298	256,084	189,158
Work in process	63,868	71,484	71,401	71,484
Packaging materials	38,376	35,206	38,376	35,206
Storeroom	19,845	18,566	22,157	18,566
Products in transit	7,799	7,564	7,910	7,791
Advances to suppliers	45,643	47	45,704	47
Imports in transit	10,366	3,855	10,366	3,855

	1,291,560	1,133,190	1,333,997	1,172,736

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

7 Recoverable taxes

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04

ICMS	87,604	79,729	108,267	81,791
COFINS	54,137	61,924	54,603	61,932
IPI	53,456	53,272	53,489	53,626
PIS	15,643	12,623	15,673	12,623
Income and social contribution taxes	40,838	30,819	43,509	33,753
Others	57	56	63	76
	251,735	238,423	275,604	243,801
Short-term portion	171,073	151,237	193,539	156,615
Long-term portion	80,662	87,186	82,065	87,186

a.	Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations of a number of the Company's units and can be offset with taxes of the same nature.

b.	Contributions on sales and services - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

c.	Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives.

d.	Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

8 Deferred tax asset

a.	Composition of deferred tax asset balances

	Parent company		Consolidated
Deferred tax asset:	03/31/05	12/31/04	03/31/05	12/31/04
Temporary differences
Provision for contingencies	19,669	19,333	22,371	20,055
Benefit plan	28,076	28,076	28,076	28,076
Employees' profit sharing	2,820	16,928	2,875	16,928
Provision for loss on property, plant and equipment	4,648	4,648	4,648	4,648
Summer Plan depreciation	3,517	3,698	3,517	3,698
Allowance for doubtful accounts	8,147	7,931	8,631	7,209
Others	1,371	3,529	2,815	6,172
Tax loss carryforwards and negative basis of social contribution	23,693	19,079	25,166	19,079
Total	91,941	103,222	98,059	105,865
Short-term portion	19,159	36,180	20,681	38,823
Long-term portion	72,782	67,042	77,378	67,042
Deferred tax liability:
Depreciation on rural activities	10,833	11,723	14,106	11,723
Total deferred tax liability	10,833	11,723	14,106	11,723
Net balance	81,108	91,499	83,953	94,142

b.	Realization of deferred tax asset projection

Management considers that the deferred tax assets aring from the temporary differences will realize when the contingency provisions are settled and the projected obligations related to the pension plan are liquidated.

The deferred taxes assets relating to the income tax loss carryforwards and negative basis of social contribution, amounting to R$ 12,832 in the Parent Company and R$ 12,334 in the overseas subsidiary will be realized with taxable income for such companies. Management projects that the Parent's deferred tax asset will realize in the current year and foreign subsidiary deferred tax will realize within three years.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

9 Related party transactions

Related party transactions relate principally to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet
	03/31/05	12/31/04
Accounts receivable:
Wellax Food Logistics C. P. A. S. U. Lda.	341,638	410,848
Sadia International Ltd.	-	43
Sadia Alimentos S.A.	884	688
Sadia Uruguay S.A.	513	656
Qualy B.V.	-	8,411
Sadia Chile S.A.	2,043	1,728
	345,078	422,374
Interest on shareholders' equity:
Concórdia C.V.M.C.C.	4,028	4,028
	4,028	4,028
Loans:
Sadia International Ltd.	(288)	(286)
Só Frango Produtos Alimentícios Ltda.	439
Rezende Óleo Ltda.	847	830
Concórdia S.A. CCVMCC	54
Rezende Marketing e Comunicação Ltda.	55	53
	1,107	597

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Balance sheet
	03/31/05	12/31/04
Supplier:
Só Frango Produtos Alimentícios Ltda.	5,122	-
	5,122	-
Advances from customers:
Wellax Food Logistics C. P. A. S. U. Lda.	(325,018)	(133,565)
Sadia International Ltd.	(2,291)	(5,426)
	(327,309)	(138,991)

	Statement of income
	03/31/05	03/31/04
Sales:
Wellax Food Logistics C. P. A. S. U. Lda.	488,875	509,794
Sadia International Ltd.	-	25,892
Sadia Chile S.A.	2,893	2,052
Sadia Alimentos S.A.	2,886	1,889
Sadia Uruguay S.A.	1,289	937
Só Frango Produtos Alimentícios Ltda.	1,068	-
	497,011	540,564
Goods Purchased:
Só Frango Produtos Alimentícios Ltda.	16,03	-
	16,03	-
Net financial result:
Wellax Food Logistics C. P. A. S. U. Lda.	(3,113)	-
Sadia International Ltd.	44	286
	(3,069)	286

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

10 Investments

Investments	Ownership %	Shareholder's equity	Net income (loss) for the period	Equity result	Investment balances
					03/31/05	12/31/04
Sadia G.m.b.H.	100.00	678,809	55,888	59,693	678,809	619,116
Sadia International Ltd.	100.00	97,648	(2,214)	(1,811)	97,648	99,459
Concórdia S.A. CVMCC	99.99	48,432	1,076	1,808	48,432	46,624
Só Frango Produtos Alimentícios Ltda	100.00	31,018	5,654	5,654	31,018	-
Rezende Óleo Ltda.	100.00	1,138	(413)	(413)	1,138	1,551
Rezende Marketing e Comun. Ltda.	99.91	(25)	(2)	(2)	-	-
Total in subsidiaries				64,929	857,045	766,750
Goodwill in aquisition of investments				-	62,505	-
Other investments				-	1,384	1,384
Total investments of the Company				64,929	920,934	768,134
Other investments of subsidiaries/affiliates				-	18,671	17,877
Investments eliminated on consolidation				(60,125)	(857,046)	(766,751)
Total consolidated investments				4,804	82,559	19,260

	Acquisition	Advance/ capital increase	Provision for losses	Shareholding result
				Operational	Non-operational
Sadia G.m.b.H.	-	-	-	59,693	-
Sadia International Ltd.	-	-	-	(1,811)	-
Concórdia S.A. CCVMCC	-	-	-	1,076	732
Só Frango Produtos Alim. Ltda.	7,837	17,527	-	5,654
Rezende Óleo Ltda.	-	-	-	(413)	-
Rezende Marketing e Com. Ltda.	-	-	(2)	(2)	-
Total	7,837	17,527	(2)	64,197	732

On January 3, 2005 the Company acquired 100% of Só Frango Produtos Alimentícios Ltda. shares. The acquisition generated a goodwill in the amount of R$ 62,505, which will be amortized within 5 years based on the expected investment profitability.

The equity in earnings on the consolidated financials statements is represented by translation losses of R$4,072 and a non-operating losses of R$ 732.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

11 Property, plant and equipment

		Parent company
	Interest % (annual average)	Cost	Depreciation	Residual amount
		03/31/05	03/31/05	03/31/05	12/31/04
Buildings	4	674,757	(309,057)	365,7	348,541
Machinery and equipment	15	846,479	(502,059)	344,42	328,062
Installations	10	203,173	(112,201)	90,972	77,392
Vehicles	27	13,648	(9,056)	4,592	4,666
Trademarks and patents	10	1,482	(1,199)	283	355
Lands	-	55,36	-	55,36	55,36
Forestation and reforestation	-	20,592	(7,335)	13,257	12,731
Others	-	208	(113)	95	97
Construction in progress	-	145,098	-	145,098	163,011
Advances to suppliers	-	64,834	-	64,834	14,579
		2,025,631	(941,02)	1,084,611	1,004,794
		Consolidated
	Average Annual rate %	Cost	Depreciation	Net value
		03/31/05	03/31/05	03/31/05	12/31/04
Buildings	4	687,276	(312,589)	374,687	349,193
Machinery and equipment	15	867,598	(508,556)	359,042	329,324
Installations	10	204,475	(112,669)	91,806	77,539
Vehicles	27	14,618	(9,260)	5,358	5,104
Trademarks and patents	10	1,531	(1,203)	328	406
Lands	-	55,725	-	55,725	55,465
Forestation and reforestation	-	20,592	(7,335)	13,257	12,731
Others	-	1,526	(782)	744	786
Construction in progress	-	145,691	-	145,691	163,011
Advances to suppliers	-	64,972	-	64,972	14,579
		2,064,004	(952,394)	1,111,610	1,008,138

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

a.	The construction in progress is mainly represented by projects related to the industrial units expansion and optimization.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$3,074 (R$2,117 in the period ended on March 31, 2004).

c.
The Company has assets that are not being used in the current operation and consequently are available for sale. These assets are recorded as long term other receivables at their estimated realization value of R$20,968 (R$18,080 in December 31, 2004), less the costs to be incurred in their sale.

12 Deferred charges

		Parent company
		Cost	Amortization	Residual value
	Rate %	03/31/05	03/31/05	03/31/05	12/31/04
Preoperating expenses	25	120,824	(74,556)	46,268	46,690
Product development	20	7,697	(5,363)	2,334	2,350
Others	20	141	(33)	108	100
		128,662	(79,952)	48,710	49,140
		Consolidated
		Cost	Amortization	Residual value
	Rate %	03/31/04	03/31/04	03/31/04	12/31/03
Preoperating expenses	25	121,789	(74,993)	46,796	47,042
Product development	20	7,697	(5,363)	2,334	2,351
Others	20	498	(215)	283	129
		129,984	(80,571)	49,413	49,522

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The Company reviewed its assumptions for the amortization of preoperating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the implementation of a new version of the software, which has been concluded on October, 2004. This change generated additional amortization in the period ended 31 March, 2004 in the amount of R$ 2,914.

13 Loans and financing - Short-term

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Short-term
Foreign currency
Net working capital financing obtained from custodians financial institutions of the Company's structured notes, with interest of LIBOR for one month (2.85% in March 2005) plus 0.10% and 0.20% per year, guaranteed by the notes.	-	160,833	295,379	437,329
Advanced collection relating to the receivables sold, with no interest	-	-	95,915	136,061
Credit lines for the development of foreign trade, with interest rates from 2.00% to 4.15% p.a., guaranteed by promissory notes or sureties	-	-	15,317	35,887
Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (3.38% in March 2005) plus interest of 3.22% p.a., guaranteed by promissory notes or sureties	107,035	26,972	112,262	26,972
Currency swap contracts	5,626	15,424	5,626	15,424
Interest rate swap contracts	1,347	1,150	1,347	1,256
	114,008	204,379	525,846	652,929
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	158,837	155,118	163,076	155,118
Currency swap contracts	161,041	130,543	161,041	130,543
	319,878	285,661	324,117	285,661
	433,886	490,040	849,963	938,590

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Short-term portion of the long-term debt

Foreign currency

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$90,564 is subject to interest at the rate of 8.52% p.a., and R$34,486 at 9.05% p.a., guaranteed by real estate mortgages	125,050	129,222	125,050	129,222

Export financing composed of prepayment in amount of R$ 265.760, subject to LIBOR variation for 6-month deposits (3.38% in March 2005) and interest of 6.58% p.a. and a line focused on the incentive for foreign trade activities in amount of R$ 56.760, plus annual interest of 4.15% p.a., guaranteed by promissory notes or sureties	265,760	236,874	322,520	238,824

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$12,108 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$9,871 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.86%, guaranteed by mortgage bonds and real estate mortgage	21,979	32,380	21,979	32,380

Financing subject to LIBOR variation for 1-month deposits (2.85% in March 2005) plus interest from 0.10% to 0.20% p.a., guaranteed by its own titles	1,141	-	1,141	-

	413,930	398,476	470,690	400,426

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated

	03/31/05	12/31/04	03/31/05	12/31/04
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 8,048 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in March 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$ 185,102 subject to TJLP (9.75% p.a. in March 2005) and interest of 3.89% p.a. and FINEM in the amount of R$ 16,963 subject to TJLP (9.75% p.a. in March 2005) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	210,113	271,036	210,113	271,036

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	1,384	5,458	1,384	5,458

Others	507	34	507	34

	212,004	276,528	212,004	276,528

Short-term portion of long-term debt	625,934	675,004	682,694	676,954

Total short term	1,059,820	1,165,044	1,532,657	1,615,544

At March 31, 2005 the weighted average interest on short-term loans was 7,47% p.a. (7.06% p.a. at December 2004).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

14 Loans and financing - Long-term

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Foreign currency
Export financing composed of prepayment in amount of R$ 622.548, payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (3.38% in March 2005) plus annual interest of 6.58% p.a, and a line focused on the incentive for foreign trade in amount of R$ 324.125, with an interest rate of 4.15% p.a., guaranteed by promissory notes or sureties	612,506	657,258	946,673	924,965
Financing subject to LIBOR variation for 1-month deposits (2.85% in March 2005) plus interest from 0.10% to 0.20% p.a., guaranteed by its own titles	162,677	-	162,677	-
IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$90,564 is subject to interest at the rate of 8.52% p.a. and R$34,486 at 9.05% p.a., guaranteed by real estate mortgages	125,050	129,222	125,050	129,222

BNDES (National Bank for Economic and Social Development), payable from 2005 to 2009, composed as follows: FINEM in the amount of R$42,865 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$10,418 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.86% p.a. guaranteed by mortgage bonds and real estate mortgages	53,283	66,677	53,283	66,677

Currency swap contracts	3,981	5,281	3,981	5,281

	957,497	858,438	1,291,664	1,126,145

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2005 to 2008, composed as follows: FINAME in the amount of R$16,556 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in March 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$250,778 subject to TJLP (9.75% p.a. in March 2005) and interest of 3.89% p.a. and FINEM in the amount of R$49,291 subject to TJLP (9.75% p.a. in March 2004) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	316,625	436,309	316,625	436,309
PESA - Special Aid for Agribusiness payable in installments until 2020, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	127,008	129,310	127,008	129,310
Currency swap contracts	35,730	65,174	35,730	65,174
Others	24,963	21,846	24,963	21,846
	504,326	652,639	504,326	652,639
	1,461,823	1,511,077	1,795,990	1,778,784
Short-term portion of long-term debt	(625,934)	(675,004)	(682,694)	(676,954)
Total long-term	835,889	836,073	1,113,296	1,101,830

The noncurrent portions of financings at March 31, 2005 mature as follows:

Maturity	Parent company	Consolidated
2006	409,766	552,073
2007	93,111	93,111
2008	83,095	83,095
2009	63,127	143,113
2010 onwards	186,79	241,904
	835,889	1,113,296

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The International Finance Corporation - IFC funding involves certain restrictive covenants for distribution of dividends in addition to minimum mandatory dividends when obligations, such as certain consolidated financial ratios (current liquidity, long-term and total indebtedness) are not met. At December 31, 2003, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratios, reclassifying for this reason the portion of long-term debt to short-term. This condition remains the same for this period.

15 Pension plans for employees

In addition to the pension plan, the Company's human resources policy offers the following benefits:

- Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
- Payment of a bonus for time of service;
- Payment of indemnification for termination of service; and
- Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee's retirement or termination of service, and the amounts are computed by actuarial calculations.

16 Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company's legal counsel, which considered that unfavorable outcomes are likely. Whenever necessary, judicial deposits were made, on March 31, 2005 an amount of R$ 77,621 (R$ 77,785 on the consolidated) are recorded.

The Company's management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04

Tax proceedings	32,345	31,521	37,797	33,618
Civil proceedings	11,781	11,746	12,986	11,746
Labor proceedings	13,725	13,594	14,897	13,62
	57,851	56,861	65,680	58,984

Tax litigation
The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income
Provision for income and social contribution taxes on net income amounting to R$6,862, recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002).

b.	State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$18,885.

c.	Other tax contingencies
Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$12,050.

d.	Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

e.	Labor claims

There are approximately 1,780 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premiums, none of them involving a significant amount on an individual basis.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

17 Shareholders’ equity

a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at March 31, 2005 and December 31, 2004:

Common shares	257,000,000
Preferred shares	426,000,000
Total shares	683,000,000
Preferred shares in treasury	(304,288)
Total outstanding shares	682,695,712

b.	Changes in shareholders' equity

	Capital	Profit reserves	Treasury stock	Retained earnings	Total

Balances as of December 31, 2003	1,000,000	767,441	(198)	24,932	1,792,175
Net income for the period	-	-	-	97,254	97,254

Balances as of March 31, 2004	1,000,000	767,441	(198)	122,186	1,889,429

c.	Treasury stock

The Company's treasury stock consists of 304 lots of 1,000 preferred shares acquired by R$ 198 for future sale and/or cancellation. At March 31, 2005 the market value corresponded to R$ 1,341.

d.	Market value

The market value of Sadia S.A. shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$4.41 per share at March 31, 2005 (R$5.98 at December 31, 2004). Net equity on that date was R$2.77 per share (R$2.63 at December 31, 2004).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

18 Employees’ profit sharing

The Company concedes to its employees' profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by Administration Council of the Company and it has been registered by a formal agreement with Sindical Entities.

19 Financial income (expenses), net

	Parent company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Financial expenses
Interest	(56,762)	(63,799)	(60,507)	(68,771)
Monetary variations - liabilities	(21,798)	(10,220)	(21,901)	(10,274)
Exchange variations - liabilities	24,035	(493)	44,798	(25,051)
Others	(8,784)	(17,378)	(12,295)	(23,184)

	(63,309)	(91,890)	(49,905)	(127,280)
Financial income
Interest	23,962	39,609	43,141	33,836
Monetary variations - assets	161	682	161	684
Exchange variations - assets	(2,279)	(436)	(10,325)	32,300
Others	6,363	6,143	8,775	8,771

	28,207	45,998	41,752	75,591

Financial result, net	(35,102)	(45,892)	(8,153)	(51,689)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

20 Income and social contribution taxes

Income and social contribution taxes were calculated at applicable rates and a reconciliation with the income and social contribution taxes expenses, is shown below:

	Parent company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Income before income and social contribution taxes	107,644	170,453	111,024	173,562
Income and social contribution taxes at nominal rate - 34%	(36,599)	(57,954)	(37,748)	(59,011)

Adjustment to calculate the effective rate

Permanent differences:
Interest on shareholders' equity of subsidiaries	22,076	3,544	20,328	2,718
Others	3,380	21	5,428	408
Provision for income and social contribution taxes on foreign subsidiary	753	11,665	753	11,665

Income and social contribution taxes at effective rate	(10,390)	(42,724)	(11,239)	(44,220)

21 Risk management and financial instruments

The Company's operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the "VAR -Value at Risk", and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board's risk management strategy by determining the position and exposure limits. In March 31, 2005 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 128,254 (not reviewed).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

a.	Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI) and future market agreements, in addition to receivables in U.S. dollars from exports, which also reduce exchange variations by serving as a "natural hedge".

The Company, within its hedge strategy, uses currency futures contracts (US dollars and Euros), as a form of mitigating exchange rate risk. The nominal amounts of these contracts are not recorded in the financial information.

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts from the Future and Commodities Exchange - BM&F, are recorded in the financial information as "Amounts receivable from futures contracts" and "Amounts payable for futures contracts".

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at March 31, 2005, would give rise to a gain of approximately R$70,460.

The Company exchange variation exposition (mainly in US dollars) are shown below:

	Consolidated
	03/31/05	12/31/04
Assets and liabilities in foreign currency
Cash and short-term investments	1,180,387	1,309,414
Amounts receivable from futures contracts	279,324	196,061
Trade accounts receivable	271,135	155,020
Loans and financing	(1,817,510)	(1,779,074)
Swap contracts (dollar for IDC)	477,328	585,206
Suppliers	(36,768)	(23,655)
Amounts payable for futures contracts	(276,913)	(201,616)

	76,983	241,356
(IDC = Interbank Deposit Certificate)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Consolidated hedge contracts outstanding at March, 31, 2005 with their respective payment schedules are as follows:

Derivative instruments	Position	Payment schedule
	03/31/05	2005	2006	2007	2008
Currency swap contracts
Base value - R$	477,328	313,974	141,070	12,908	9,376
Base value - US$	170,538	111,659	51,375	4,347	3,157

Receivables/payables
Asset	53,090	28,689	24,401	-	-
Liability	(206,378)	(127,834)	(73,772)	(2,764)	(2,008)

Rate swap contracts
Base value - R$	287,727	287,727	-	-	-
Base value - US$	107,917	107,917	-	-	-

Amount payable	119	119	-	-	-
Amount receivable	1,347	1,347	-	-	-

Future contracts - US dollars
Long position - US$	222,750	222,750	-	-	-
Short position - US$	661,750	661,750	-	-	-
Options (Zero Cost) - US$	37,500	37,500

Future contracts - Euros
Short position	10,000	10,000	-	-	-
Long position	10,000	10,000	-	-	-

Future market contracts
Receivable	279,324	279,324	-	-	-
Payable	(276,913)	(276,913)	-	-	-

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

An allowance for doubtful accounts was established for the receivable where management considers that there exists a risk of it not being received. The expenses with doubtful receivable totaled R$2,454 in the year ended March 31, 2005 (R$1,962 at March 31, 2004).

c.	Grain purchase price risks

The Company's operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy based on its inventory policy through physical control, which includes purchases in advance in harvest periods aligned with future market operations.

d.	Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The market value of the derivatives at March 31, 2005, estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Consolidated
	03/31/05
	Book value	Market value

Cash and cash equivalents	168,623	168,623
Short-term investments - Local currency	830,664	830,664
Short-term investments - Foreign currency	1,083,978	1,091,889
Trade accounts receivable	407,453	407,453
Loans and financing	2,645,953	2,643,915
Suppliers	643,526	643,526
Future Contracts, net	2,411	2,411

e.	Financial indebtedness

	Consolidated
	31/03/2005			31/12/2004
	Currency			Currency
Assets	Local	Foreign	Total	Local	Foreign	Total

Cash and cash equivalents	72,214	96,409	168,623	84,536	71,064	155,600
Short-term investments	474,897	1,075,167	1,550,064	751,948	1,216,330	1,968,278
Accounts receivable from future contracts	-	279,324	279,324	-	196,061	196,061
Total current assets	547,111	1,450,900	1,998,011	836,484	1,483,455	2,319,939
Long-term investments	355,767	8,811	364,578	260,227	22,020	282,247
Total Financial Assets	902,878	1,459,711	2,362,589	1,096,711	1,505,475	2,602,186

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Consolidated
	31/03/2005			31/12/2004
	Currency			Currency
Liabilities	Local	Foreign	Total	Local	Foreign	Total

Short-term financing	536,121	996,536	1,532,657	562,189	1,053,355	1,615,544
Accounts paybles from future contracts	-	276,913	276,913	-	201,616	201,616
Swap contracts - short-term	374,672	(374,672)	-	421,852	(421,852)	-
Total current liabilities	910,793	898,777	1,809,570	984,041	833,119	1,817,160
Long-term Financing	292,322	820,974	1,113,296	376,111	725,719	1,101,830
Swap contracts - long-term	102,656	(102,656)	-	163,354	(163,354)	-
Total noncurrent liabilities	394,978	718,318	1,113,296	539,465	562,365	1,101,830
Total Financial liabilities	1,305,771	1,617,095	2,922,866	1,523,506	1,395,484	2,918,990
Financial income (expenses), net	(402,893)	(157,384)	(560,277)	(426,795)	109,991	(316,804)

22 Insurance (not reviewed)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

23 Private pension plan

a.	Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company's contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At March 31, 2005 and 2004, the parent company contributions totaled R$484 and R$472 respectively, and the consolidated contributions, R$497 and R$481, respectively.

According to the Foundation's statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At March 31, 2005 the Foundation had a total of 23,585 participants (24,174 on December 31, 2004), of which 20,159 were active participants (20,775 on December 31, 2004).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee's remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at March 31, 2005 and 2004 totaled R$506 and R$274 respectively. As of March 31, 2005 this plan had 12,402 participants (11,927 in December 31, 2004).

24 Subsequent events

On the Extraordinary Shareholders' Meeting on April 29, 2005, it was be submitted to the Sadia's shareholders, the approval for the merger of wholly-owned subsidiary Só Frango Produtos Alimentícios Ltda. in order to obtain operational and corporate benefits, among others, resulting in significant economy scale due to the expenses reduction, originated from of the rationalization of the administrative and operational activities.

25 Additional information

The statements of cash flow and added value are presented as additional information to the financial information.

a.	Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
	Parent company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Net income for the period	97,254	127,729	100,573	129,353
Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest	-	-	787	11
Accrued interest, net of paid interest	(12,495)	33,981	(52,137)	35,926
Depreciation, amortization and depletion allowances	28,212	32,377	28,417	32,540
Equity in income of subsidiaries	(64,929)	(10,421)	(4,804)	(5,299)
Deferred taxes	10,391	34,085	10,190	34,567
Contingencies	990	1,621	6,696	1,782
Disposal of permanent assets	263	43	263	44
Variation in operating assets and liabilities:
Trade notes receivable	102,119	53,269	(46,646)	8,680
Inventories	(158,37)	(135,257)	(161,261)	(128,160)
Recoverable taxes, prepaid expenses and others	(14,833)	(11,423)	(64,187)	(4,943)
Judicial deposits	(523)	(966)	(581)	(966)
Suppliers	139,394	42,825	155,872	39,198
Advances from customers	188,318	(4,107)	-	-
Taxes payable, salaries payable and others	(51,419)	(138,697)	(50,038)	(87,779)
	Parent company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Net cash generated by operating activities	264,372	25,059	(76,857)	54,954
Investment activities:
Funds from the sale of permanent assets	400	397	400	397
Investments in subsidiaries	(25,364)	(413)	-	-
Purchase of permanent and deferred assets	(108,347)	(47,183)	(110,154)	(47,352)
Acquisition of subsidiary	(26,807)	-	(26,807)	-
Short-term investments	(241,895)	(466,631)	(447,259)	(779,992)
Redemption of investments	154,729	383,613	700,333	786,66
Net cash from investment activities	(247,284)	(130,217)	116,513	(40,287)
Loans:
Loans received	320,869	503,857	469,472	510,594
Loans repaid	(269,591)	(282,953)	(413,915)	(530,314)
Dividends paid	(82,190)	(87,634)	(82,190)	(87,634)
Net cash from loans	(30,912)	133,27	(26,633)	(107,354)
Cash at beginning of year	84,270	91,130	155,600	230,403
Cash at end of year	70,446	119,242	168,623	137,716
Net increase (decrease) in cash	(13,824)	28,112	13,023	(92,687)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

	Consolidated
	January to March
	2005	2004
Revenues/income	1,920,483	1,686,236
Revenues generated by operations	1,871,641	1,607,288
Sale of products, goods and services	1,871,641	1,607,288
Income from third parties	48,842	78,948
Other operating results	(1,159)	(996)
Financial income	41,752	75,591
Equity pickup	4,804	5,299
Other nonoperating results	3,445	(946)
Raw materials acquired from third parties	(958,845)	(722,752)
Services rendered by third parties	(326,366)	(260,833)
Added value to be distributed	635,272	702,651
Distribution of added value
Human resources	213,049	183,316
Interest on third-party capital	42,003	118,814
Government	249,564	239,545
ICMS	139,682	125,004
PIS/COFINS	90,097	61,419
Income and social contribution taxes	11,238	44,220
CPMF and others	8,547	8,902
Retention	130,656	160,976
Depreciation/Amortization/Depletion	28,417	32,540
Retained profits	99,785	129,342
Others	2,454	(906)

Sadia S.A.

Board of Directors

Romano Ancelmo Fontana Filho
Chairman

Osório Henrique Furlan
Member

Walter Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Marise Pereira Fontana Cipriani
Member

Alcides Lopes Tápias
Member

Vicente Falconi Campos
Member

Roberto Faldini
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

Norberto Fatio
Member

Sadia S.A.

Officers

Walter Fontana Filho	Ernest Sícoli Petty
Chief Executive Officer	Supply Director

Eduardo Fontana D'Ávila	Flávio Luís Fávero
Industrial Director	Industrialized Production Director

Gilberto Tomazoni	Gilberto Meirelles Xandó Baptista
Marketing and Sales Director	Marketing Director

Luiz Gonzaga Murat Júnior	Guilhermo Henderson Larrobla
Chief Financial Officer and Investor Relations Director	International Sales Director

Flávio Riffel Schmidt	José Augusto Lima de Sá
Information Technology Director	International Relationship Director

Alfredo Felipe da Luz Sobrinho	Paulo Francisco Alexandre Striker
Institutional and Legal Relations Director	Logistics Director

Adilson Serrano Silva	Roberto Banfi
Human Resources Director	International Sales Director

Alexandre de Campos	Ronaldo Korbag Muller
International Sales Director	Poultry Production Director

Antonio Paulo Lazzaretti	Sérgio Carvalho Mandin Fonseca
Development of Processes and Products Director	Sales Director

Artêmio Fronza	Valmor Savoldi
Grain and Fodder Purchase Director	Supply Director

* * *

Cláudio Lemos Pinheiro
Corporate Controllership Manager

Jairo Aldir Wurlitzer	Giovanni F. Lipari
Accounting Manager	Accountant
CRC/SC 13.937	CRC 1SP201389/0-7